JONES DAY
NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114.1190
TELEPHONE: +1.216.586.3939 • FACSIMILE: +1.216.579.0212
Direct Number: (216) 586-7302
jpdougherty@JonesDay.com
January 24, 2012
VIA EDGAR
Securities and Exchange Commission
Washington, D.C. 20549
Attention: Susan Block
          Attorney-Advisor,
          Division of Corporation Finance

Re:	Goodrich Corporation Preliminary Proxy Statement on Schedule 14A (Revised) Filed January 9, 2012 File No. 001-00892
Ladies and Gentlemen:
     On behalf of Goodrich Corporation (“Goodrich”), this letter and the filing amendments referred to below respond to comments of the Staff of the Securities and Exchange Commission (the “Staff”) with respect to the filing listed above that were contained in your letter dated January 19, 2012.
     For the convenience of the Staff, each comment is repeated in bold before the response. The page numbers or item numbers in the responses refer to pages or items of Goodrich’s amended filing of the Preliminary Proxy Statement on Schedule 14A (“Proxy Statement”). Note that all defined terms used in this letter have the same meaning as in the Proxy Statement. References to Rules in this letter are to the Rules and Regulations under the Securities Exchange Act of 1934, as amended.
Preliminary Proxy Statement on Schedule 14A
Opinion of Our Financial Advisors, page 30
Opinion of Credit Suisse Securities (USA) LLC, page 30
Selected Companies Analyses, page 33
1.	We note your response to our prior comment 3 and reissue in part. We further note your disclosure in the third paragraph that information has been provided for “the primary selected companies.” Please tell us if other comparable companies were
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January 24, 2012

identified by Credit Suisse and how these other comparable companies impacted Credit Suisse’s selected companies analysis. Please note that we may have additional comments after reviewing your response.
     Goodrich has revised the Proxy Statement on page 33 in response to the Staff’s comment to include information regarding three other companies, Precision Castparts, TransDigm and Heico. We supplementally advise the Staff that, because the three other companies were not deemed by Credit Suisse to be as similar to Goodrich as the primary selected companies, the observed financial information for those other companies provided to the Board of Directors of Goodrich for informational purposes only and was not used in Credit Suisse’s analysis.
Certain Financial Information, page 41
2.	We note your response to our prior comment 5 and reissue. Your revised disclosure does not provide the actual specific assumptions which are most significant to the projections. Given that your compounded average annual revenue growth rate is projected to be approximately 10% from 2010 through 2016 and this rate is significantly in excess of your actual average annual revenue growth rate of approximately 5% from 2006 through 2010, we believe you should provide more specific disclosures with respect to the key assumptions relied upon in arriving at these projections. Similarly, from 2006 through 2010, you achieved an average net profit margin of approximately 8.5%, yet you project an increase to 12% net profit margin by 2015. We believe that providing more substantive information regarding the key assumptions is important in facilitating investors understanding of the basis for and limitations of these projections.
     Goodrich supplementally advises the Staff that the assumptions set forth in the Proxy Statement are the assumptions utilized by Goodrich’s senior management in the preparation of these projections for Goodrich’s Board. No additional assumptions were provided to the Board, Goodrich’s financial advisors or UTC in connection with the projections. As such, Goodrich respectfully submits that it does not believe it would be appropriate to now provide additional information regarding all of the inputs utilized by Goodrich’s various business units in preparing the projections.
Government and Regulatory Matters, page 49
3.	We note your response to our prior comment 7 and reissue in part. We note your disclosure in the fourth paragraph that a number of foreign regulatory filings or submissions requiring clearance are necessary prior to closing the merger. Please revise to briefly describe each filing or submission requiring clearance, the

January 24, 2012

associated approval process and the status of each filing or submission. Please tell us the anticipated timing of receiving regulatory clearance of each required regulatory submission as it relates to the anticipated timing of soliciting proxies.
     Goodrich has revised the Proxy Statement on page 49 in response to the Staff’s comment. Goodrich anticipates soliciting proxies from its shareholders in advance of the receipt of any regulatory clearances not already received.
     If you have any questions or comments, please do not hesitate to contact me at (216) 586-7302 with respect to the Proxy Statement.
Very truly yours,
James P. Dougherty

cc:	Donald Field, United States Securities and Exchange Commission Vince Lichtenberger, Goodrich Corporation